Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

RECEIVED
2008 JUN 17 A 4:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 12/06/08

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

08003303

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

PROCESSED
JUN 20 2008
THOMSON REUTERS

dlw 6/18

בנק הפועלים

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Holding(s) in Company*	*10/06/08*	*1*
2.	*Grant of Rights to Purchase Shares*	*10/06/08*	*2*
3.	*Grant of Rights to Purchase Shares*	*10/06/08*	*3*
4.	*Allotment of Options*	*10/06/08*	*4*
5.	*Changes in Holdings of Interested Parties*	*10/06/08*	*5*
6.	*Change in Corporation Securities*	*04/06/08*	*6*
7.	*Holding(s) in Company*	*01/06/08*	*7*
8.	*Immediate Report*	*29/05/08*	*8*
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 10/06/2008
Reference: 2008-01-162936

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *08/06/2008*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	262,731,308	19.97	19.97	19.59	19.59
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	5.76	5.76	5.65	5.65
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	88,064,437	6.69	6.69	6.57	6.57

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 262,731,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Eternity Four Trust holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Eternity Four Trust holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*

Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ________________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577.*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated. i.e. represented by the sign "-".
Remarks:

Name of Holder: *Yoseph Dauber*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 90,164,008
Change in Quantity of Securities: *-2,099,571*
Explanation: If a decrease in number is reported, a negative value should be stated. i.e. represented by the sign "-".
Remarks:
Out of the total balance 60,480,551 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remark = - extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 2

Transmission date: 10/06/2008
Reference: 2008-01-163401

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding the Grant of Rights to Purchase Shares (Securities Convertible into Share Capital)

Regulation 32 of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. We advise that on *June 10, 2008* the Corporation granted rights to purchase shares as follows:

1
Category of Securities Allotted: *Option warrants*
Quantity of Securities Allotted: *1140000*
Amount of Consideration for the Securities Allotted: *Without consideration*
Category of Shares Which Will Result from Realization/Conversion of Securities: *Ordinary Shares*
Stock Exchange Number of the Share Resulting from Realization of the Security: *0*
Quantity of the Shares Which Will Result from Realization/Conversion in Full of Securities: *1140000*
Amount of Realization Premium Which Will Be Obtained from Realization/Conversion in Full of the Securities into Shares: *NIS 0 (in the light of the exercise mechanism being a net exercise mechanism). See the comments clause.*
Period During Which Securities May Be Realized: *Commencing from the allotment date of the option warrants and until 4 years have elapsed from the allotment date of the option warrants, but not during the determination period, as defined in Clause 3.1 of the private allotment report of 13th February, 2008.*
Commencing *10th June, 2010* and until *10th June 2012.*
Will the Securities Allotted Be Registered for Trade: *No*

2. The allotment of the said securities is further to an offering circular to employees, which was published on *March 31, 2008* and the reference number thereof is *2008-01-090432*.

* * *Note* * *-

a. *The quantity of the shares emanating from the exercise of the option warrants is a theoretical quantity since in fact there will not be allotted to the offeree who exercises the options all of the shares emanating therefrom but only shares in a quantity which reflects the amount of the monetary benefit embodied in the options (net exercise mechanism). See Clause 3.6.2 of the private offer report.*

b. *The exercise price for each option warrant is NIS 16.30. At the same time, the Company is not expected to receive any consideration in case of exercise since the exercise of the options would be by way of net exercise. See Clauses 3.6 and 7 of the private offer report.*

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 3

Transmission date: 10/06/2008
Reference: 2008-01-163392

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding the Grant of Rights to
Purchase Shares (Securities Convertible into Share Capital)

Regulation 32 of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. We advise that on *June 10, 2008* the Corporation granted rights to purchase shares as follows:

1
Category of Securities Allotted: *Option warrants*
Quantity of Securities Allotted: *825000*
Amount of Consideration for the Securities Allotted: *Without consideration*
Category of Shares Which Will Result from Realization/Conversion of Securities: *Ordinary Shares*
Stock Exchange Number of the Share Resulting from Realization of the Security: *0*
Quantity of the Shares Which Will Result from Realization/Conversion in Full of Securities: *825000*
Amount of Realization Premium Which Will Be Obtained from Realization/Conversion in Full of the Securities into Shares: *NIS 0 (in the light of the exercise mechanism being a net exercise mechanism). See the comments clause.*
Period During Which Securities May Be Realized: *Commencing from 24th June, 2008 and until 4 years have elapsed from the allotment date of the option warrants, but not during the determination period, as defined in Clause 3.1 of the private allotment report of 13th February, 2008.*
Commencing *10th June, 2010* and until *10th June 2012*.
Will the Securities Allotted Be Registered for Trade: *No*

2. The allotment of the said securities is further to an offering circular to employees, which was published on *February 13, 2008* and the reference number thereof is *2008-01-043926*.

* *Note* * *-

a. *The quantity of the shares emanating from the exercise of the option warrants is a theoretical quantity since in fact there will not be allotted to the offeree who exercises the options all of the shares emanating therefrom but only shares in a quantity which reflects the amount of the monetary benefit embodied in the options (net exercise mechanism). See Clause 3.6.2 of the private offer report.*

b. *The exercise price for each option warrant is NIS 16.40. At the same time, the Company is not expected to receive any consideration in case of exercise since the exercise of the options would be by way of net exercise. See Clauses 3.6 and 7 of the private offer report.*

Schedule 1

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 10/06/2008
Reference: 2008-01-163383

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report

Explanation: This form should not be used when there is a form which has been made to fit the reported occurrence.
Nature of the Occurrence: Allotment of Options

Further to the private offer report of the dates 13th February, 2008 and 31st March, 2008 in the matter of the allotment of options to Messrs. Dan Dankner and Zvi Ziv which will be exercisable for shares which will be purchased for that purpose by the Company, the Company hereby advises that on 10th June, 2008 the Company allotted the option warrants, as stated in the aforesaid reports.

As of the date of the report, the Board of Directors of the Company has yet to adopt a "distribution" resolution for the purchase for its own account of the shares of the Company in order for the options to be exercised, if indeed they are exercised. It is to be noted in this context that the Supervisor of Banks has set, inter alia, the following limitations on the purchase for the Company's own account as aforesaid:

a. *The purchase will be solely for that purpose and will be limited to a quantity of 1,250,000 shares.*
b. *The purchase will be effected all at once through an external body in relation to the Bank and at a time to be fixed and reported by the Bank in advance.*
c. *The Bank will sell all of the surplus shares immediately after the exercise of the aforesaid options by Messrs. Dan Dankner and Zvi Ziv.*
d. *The purchase will not cause the limits of the permit for the control of the Bank to be exceeded.*
e. *The purchase will be subject to the conditions specified in the Proper Conduct of Banking Business Directive No. 311 on the subject of distribution of dividends by banking corporations.*

The date when the corporation first learned of the occurrence: June 10, 2008 at 12:00 p.m.

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 10/06/2008
Reference: 2008-01-163410

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1

Name of the Corporation/Surname and First Name of the Holder: *Dan Dankner*
Category of Identity Number: *Identification Number*
Identity Number of the Holder: *059581280*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Israeli*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *0*
Name and Category of Security: *Option Warrants*
Nature of the Change: *Increase - following private allotment*
Date of Change: *June 10, 2008*
Transaction Price: *0* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *0*
Change in Quantity of Securities: *825,000*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *825,000*
Extent of Holding after the Change: In the capital: *0%* In voting power: *0%*
Extent of Holding after the Change (fully diluted): In the capital: *0.06%* In voting power: *0.06%*
Clarification No. *1*

2

Name of the Corporation/Surname and First Name of the Holder: *Zvi Ziv*
Category of Identity Number: *Identification Number*
Identity Number of the Holder: *4143699*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Israeli*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *0*
Name and Category of Security: *Option Warrants*

Nature of the Change: *Increase - following private allotment*				
Date of Change: *June 10, 2008*				
Transaction Price: *0* Currency: *Agoroth*				
Are they inactive shares or securities convertible into inactive shares: *No*				
Balance (in quantity of securities) in Last Report: *0*				
Change in Quantity of Securities: *1,140,000*				
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".				
Present Balance (in quantity of securities): *1,140,000*				
Extent of Holding after the Change:	In the capital:	*0%*	In voting power:	*0%*
Extent of Holding after the Change (fully diluted):	In the capital:	*0.09%*	In voting power:	*0.09%*
Clarification No. *2*				

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Clarification
1	*a. The change follows a private allotment detailed in the private offer report of 13th February, 2008.* *b. The data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Dankner are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).*
2	*a. The change follows a private allotment detailed in the private offer report of 31st March, 2008.* *b. The data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Ziv are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).*

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

   ____

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

   ____

   Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *June 10, 2008 at 12:00 p.m.*

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 6

RECEIVED
2008 JUN 17 A 4:22

Transmission date: 04/06/2008
Reference: 2008-01-160026

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that ○
● From 01/05/2008 until 30/05/2008

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Realization of Employees Options

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
30/05/2008	*Realization of Employees Options Not Including Expiries*	*Ordinary Share BNHP*	*662577*	*36,414*	*Yes*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	2,000,000,000	1,315,537,898	1,315,574,312

Explanation: All categories of shares should be specified – including shares, which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Category of security	Name of trustee	Quantity in the last report	Present quantity	Listed for trade
6620207	*Poalim Subordinated Capital Notes "A"*	*Other*		*676,000,000*	*676,000,000*	*Yes*
6620215	*Poalim Subordinated Capital Notes "B"*	*Other*		*459,400,000*	*459,400,000*	*No*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*896,400,000*	*896,400,000*	*Yes*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*3,600,000*	*3,600,000*	*No*
6620223	*Employees Options 2004*	*Option*		*1,554,807*	*1,518,393*	*No*
6620231	*Employees Options 2005*	*Option*		*3,901,272*	*3,899,592*	*No*
6620249	*Employees Options 2006*	*Option*		*3,969,092*	*3,967,094*	*No*
6620256	*Personal Employment Contract Options 2006*	*Option*		*44,165*	*44,165*	*No*
6620264	*Employees Options 2007*	*Option*		*4,050,365*	*4,048,076*	*No*
6620272	*Personal Employment Contract Options 2007*	*Option*		*64,601*	*63,077*	*No*
6620306	*Personal Employment Contract Options 2008*	*Option*		*103,608*	*102,100*	*No*
6620298	*Employees Options 2008*	*Option*		*4,153,990*	*4,150,316*	*No*
6620318	*Poalim Options 3/08 "A"*	*Option*		*3,750,000*	*3,750,000*	*No*
6620322	*Poalim Options 3/08 "B"*	*Option*		*3,750,000*	*3,750,000*	*No*

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

c. Attached hereto is an up-to-date file of the corporation's securities lists, as well as the shareholders lists, the option holder's notebook, and the bondholder's notebook <u>*Book_isa.pdf*</u>

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 30 May 2008

List of Shareholders of Bank Hapoalim B.M		Amount of shares
Nominee Company of Bank Hapoalim B.M.		924,535,059
A. Shares of Core of Control		
Arison Holdings (1998) Ltd.		255,354,390
	Total	255,354,390
B. Free Shares		
Arison Holdings (1998) Ltd.		7,376,918
Israel Salt Industries Ltd.		75,664,441
	Total	83,041,359
York Global Finance II S.à r.l		52,500,000
Yaacov Diamant		70,000
Savion Tal		35,800
Tzitzian Avraham		31,680
Don Maxwell		2,450
Vardi Rachel		780
Agmon Eliyahu		700
Barkner Albert		603
Kikov Esther		568
Levi Victoria		544
Mindel Shira Milka		122
Geva Ariyeh		100
Pentzer Nathan		75
Zachs Eran		40
Newman David		10
Yehuda Bar Lev		10
Aaron Elias		10
Kelev Victoria		5
AMM G. Investments & Financials Ltd.		2
Livnat Raz		1
Zektzer Ram		1
Kramer Moshe		1
Erez Tal		1
Feldman Avi		1
		1,315,574,312

List of Holders of Subordinated Capital Notes 'A' 6620207

As of date : 30/05/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**671,000,000**
The Provident Fund of Bank Leumi Staff	**5,000,000**
Total Capital	**676,000,000**

List of Holders of Subordinated Capital Notes 'B' 6620215

As of date : 30/05/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**459,400,000**
Total Capital	**459,400,000**

List of Holders of Subordinated TACT (Tel-Aviv Continuous Trading) Institutional Capital Notes 'C' 6620280

As of date : 30/05/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**896,400,000**
S.D.S.Z. Investments Ltd.	**3,600,000**
Total Capital	**900,000,000**

List of Holders of Employees Options 2004 6620223

As of date : 30/05/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	1,518,393
Total Capital	1,518,393

List of Holders of Employees Options 2005 6620231

As of date : 30/05/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	3,899,592
Total Capital	3,899,592

List of Holders of Employees Options 2006 6620249

As of date : 30/05/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**3,967,094**
Total Capital	**3,967,094**

List of Holders of Personal Employment Contract Options 2006 6620256

As of date : 30/05/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	44,165
Total Capital	44,165

List of Holders of Employees Options 2007 6620264

As of date : 30/05/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	4,048,076
Total Capital	4,048,076

List of Holders of Personal Employment Contract Options 2007 6620272

As of date : 30/05/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	63,077
Total Capital	63,077

List of Holders of Personal Employment Contract Options 2008 6620306

As of date : 30/05/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**102,100**
Total Capital	**102,100**

<u>List of Holders of Employees Options 2008 6620298</u>

As of date : 30/05/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	4,150,316
Total Capital	4,150,316

List of Holders of Poalim Options 3/2008 "A" 6620318

As of date : 30/05/2008

	Quantity of Capital Notes
York Global Finance II S.à r.l	**3,750,000**
Total Capital	**3,750,000**

List of Holders of Poalim Options 3/2008 "B" 6620322

As of date : 30/05/2008

	Quantity of Capital Notes
York Global Finance II S.à r.l	**3,750,000**
Total Capital	**3,750,000**

Registration no: 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 01/06/2008
Reference: 2008-01-155604

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *30/05/2008*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	262,731,308	19.97	19.97	19.59	19.59
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	5.76	5.76	5.65	5.65
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	90,164,008	6.85	6.85	6.72	6.72

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Arè the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 262,731,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Eternity Four Trust holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Eternity Four Trust holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*

Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Yoseph Dauber*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 89,229,908
Change in Quantity of Securities: *934,100*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 60,545,051 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remark = - extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 8

Date: May 29, 2008
Reference: 802/08

To: The London Stock Exchange

Dear Sir or Madam,

Re: Immediate Report

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730-1970, and further to an immediate report which Bank Hapoalim B.M. (hereinafter: "the Bank") published on 21st May, 2008, the Bank is pleased to advise that the Board of Directors of the Bank, which convened on 28th May, 2008, at 04:30 p.m., reiterated its approval of the resolutions of the Bank of 16th January, 2008 and of 20th May, 2008 to proceed with the outline plan which would bring the Bank to a ratio of capital to risk assets of 11% by the end of 2008 and to a capital ratio of 12% by the end of 2009.
The Board of Directors examined the various possibilities open to it, in accordance with the work plans of the Bank, to increase the capital of the Bank according to its various constituents, whether by way of an issue of Tier 1 capital, Tier 1 hybrid capital and Tier 2 capital.
At this stage, the Bank adopted the following resolutions:

1. To approve the raising of Tier 2 capital, by issuing notes (Series J), in an amount of up to NIS 2 billion n.v. The issue would be executed by Hapoalim Hanpackot Ltd., a wholly owned subsidiary company of the Bank (hereinafter: "Hapoalim Hanpackot").
   For the purpose of executing this issue, Hapoalim Hanpackot will act to amend the shelf prospectus which it published on 20th March, 2007 (hereinafter: "the Shelf Prospectus"), regarding the issue of the aforesaid Series J, so that Hapoalim Hanpackot will be able to issue under the Shelf Prospectus subordinated notes of Series J in a total amount of up to NIS 3 billion, instead of NIS 1 billion, according to the Shelf Prospectus in its present form.
   The terms of the notes to be issued by Hapoalim Hanpackot, after the amendment of the Shelf Prospectus, will be as detailed in the Shelf Prospectus.
   The Bank intends to apply to the Supervisor of Banks in order to obtain his approval for the recognition of the subordinated notes to be issued as aforesaid, as Tier 2 capital of the Bank, as provided in the Shelf Prospectus.

2. To approve the issue of Tier 1 hybrid capital by issuing Deferred Capital Notes (Series C) linked to the consumer price index in the amount of up to NIS 800 million n.v. by means of private issues to classified investors. These issues are expected to enlarge the series of deferred capital notes of this class (Series C), and the terms of the deferred capital notes to be issued in the framework thereof will be the same as the terms of the deferred capital notes issued by the Bank in the same series, as detailed in the Immediate Report published by the Bank on 5th November, 2007.
   On 29th October, 2007, the Bank received the approval of the Supervisor of Banks for the recognition of the Deferred Capital Notes (Series C) to be issued as hybrid capital instruments, as part of the Tier 1 capital of the Bank, as detailed in the Immediate Report of 5th November, 2007.

3. To approve the raising of Tier 2 capital, by issuing Subordinated Notes (Series K) which are not linked to any index, in an amount of up to NIS 900 million n.v., by means of Hapoalim Hanpackot, by a public offering by way of a uniform offer calling for tenders on the price per unit. This issue is expected to enlarge the series of Subordinated Notes (Series J), and the terms of the notes to be issued shall be as specified in the Shelf Prospectus. On 12th February, 2007 the Bank received the approval of the Supervisor of Banks for the recognition of the subordinated notes as Tier 2 capital, as detailed in the Shelf Prospectus.

4. To approve the raising of Tier 2 capital by means of a shelf prospectus to be published by Hapoalim Hanpackot, according to which there will be offered to the public up to 18 series of notes, having a nominal value of up to NIS 5 billion per series. These series could include a number of series of debentures of unsubordinated rank in terms of payment, ranking equally in terms of payment with the regular deposits held by the Bank from time to time and/or a number of series of subordinated notes, which would be of subordinated rank in terms of payment coming after all of the other obligations of Hapoalim Hanpackot and the Bank, which in terms of payment have not been ranked equally with or inferior to that of the subordinated notes of the same series. The timing of the issues, their size and the final structure of each one of them have not yet been set. In as much as subordinated notes are issued within the framework of a number of series as aforesaid, the issue thereof will be subject to obtaining the approval of the Supervisor of Banks for their recognition as Tier 2 capital.

The Bank will publish an immediate report under the Securities (Private Offer of Securities of a Listed Company) Regulation, 5760-2000 in connection with the enlargement of the Deferred Capital Notes (Series C).

Yours faithfully,

Bank Hapoalim B.M.

(-) (-)

Barry Ben-Zeev
Chief Financial Officer

Mario Szuszan
Head of Global Treasury

END